Exhibit 99.1

AGM Group Holdings Inc. Announces Strategic Partnership with Canada’s Nowlit to Expand High-Performance Computing Capabilities

BEIJING, Dec. 20, 2024 /PRNewswire/ -- AGM Group Holdings Inc. (“AGM Holdings” or the “Company”) (NASDAQ: AGMH), an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment, announced today that the Company has signed an investment intention agreement (the “Agreement”) with its Canadian partner, NOWLIT Solutions Corp. (“Nowlit”), a prominent energy technology company focused on developing energy solutions and data center infrastructure in Canada, to provide green energy data center and cryptocurrency computing power. This initiative aligns strategically with AGM Holdings’ long-term expansion plan in the rapidly evolving artificial intelligence and data center market in North America.

Pursuant to the Agreement, Nowlit plans to contribute its existing 50 megawatts (MW) data center assets to AGM Energy Corp. (“AGM Energy” or the “JV”), the Canadian joint venture co-founded by AGM Holdings and Nowlit. Led by Nowlit’s founder, Mr. Ma, the JV is set to expand its capacity significantly. The initial 50MW contribution will enable the data center to host over 6,800 high-performance computing servers, providing an estimated computing power of 2,457 petahashes (P).

AGM Energy aims to develop additional data centers in Canada incrementally over the next two years, adding an average of 20MW per month, with a total projected capacity of 375MW. Additionally, the JV aims to leverage upstream and downstream industry partnerships to enhance computing power. The total computing power capacity of these data centers is expected to reach 18,427P within two years.

This significant milestone underscores AGM Holdings’ commitment to strengthening its market presence in the fast-growing data center sector. By capitalizing on the increasing demand for digital assets and leveraging its expertise in hardware and software solutions, the Company is well-positioned to capture emerging opportunities brought forward by the latest artificial intelligence technology revolution, driving sustainable growth and value creation for its stakeholders.

About NOWLIT Solutions Corp.

Established in 2013, NOWLIT Solutions Corp. is a high performance computing and data center supplier based in Canada. It offers complete solution including all hardware, hosting and initial setup for new and experienced servers. It is also committed to supporting the blockchain ecosystem by offering hardware, software and a variety of solutions and services. It has invested in large-scale oil and gas fields and is involved in the construction and operation of informatization infrastructure such as third-party data center machine rooms and bitcoin mining farms. For more information, please visit https://nowlit.com/.

About AGM Group Holdings Inc.

AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment. With a mission to become a key participant and contributor in the global blockchain ecosystem, AGMH focuses on the research and development of blockchain-oriented Application-Specific Integrated Circuit (ASIC) chips, the assembling and sales of high-end crypto miners for Bitcoin and other cryptocurrencies. For more information, please visit www.agmprime.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

AGM Group Holdings Inc.

Email: ir@agmprime.com
Website: http://www.agmprime.com

Ascent Investor Relations LLC

Tina Xiao
President
Phone: +1-646-932-7242
Email: investors@ascent-ir.com